                                                Filed Pursuant to Rule 424(b)(5)
                                                Registration No. 333-70964

THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE NOT AN OFFER TO SELL THESE SECURITIES AND ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.


                             SUBJECT TO COMPLETION
            PRELIMINARY PROSPECTUS SUPPLEMENT DATED OCTOBER 24, 2001

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED OCTOBER 16, 2001)

                                8,500,000 SHARES

                       [ALLIANT ENERGY CORPORATION LOGO]

                           ALLIANT ENERGY CORPORATION

                                  COMMON STOCK

                             ----------------------

     We are a growing diversified energy-services provider engaged primarily in regulated utility operations in both the Midwest and internationally. We also have significant non-regulated domestic and international operations. We are selling 8,500,000 shares of common stock with this prospectus supplement.

     Our common stock is listed on the New York Stock Exchange under the symbol "LNT." On October 23, 2001, the last reported sale price of our common stock on the New York Stock Exchange was $31.10 per share.

     INVESTING IN THE COMMON STOCK INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE S-4 OF THIS PROSPECTUS SUPPLEMENT.
                             ----------------------

                                                          PER SHARE           TOTAL
                                                          ---------           -----
Public offering price...................................     $                  $
Underwriting discount...................................     $                  $
Proceeds, before expenses, to Alliant Energy
  Corporation...........................................     $                  $

     The underwriters may also purchase up to an additional 1,275,000 shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover overallotments.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The shares will be ready for delivery on or about           , 2001.

                             ----------------------

MERRILL LYNCH & CO.                                               MORGAN STANLEY

BANC OF AMERICA SECURITIES LLC
                  LEGG MASON WOOD WALKER
                           INCORPORATED
                                    ROBERT W. BAIRD & CO.
                                                  SALOMON SMITH BARNEY
                             ----------------------
          The date of this prospectus supplement is           , 2001.

                                     [MAP]

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                              PAGE
                                                              ----
Summary.....................................................   S-2
Risk Factors................................................   S-4
Forward-Looking Statements..................................   S-6
Recent Developments.........................................   S-7
The Company.................................................   S-8
Use of Proceeds.............................................  S-22
Capitalization..............................................  S-23
Selected Financial Information..............................  S-24
Underwriting................................................  S-25

                            PROSPECTUS
About This Prospectus.......................................     2
Alliant Energy Corporation..................................     3
Use of Proceeds.............................................     3
Price Range of Common Stock and Dividend Policy.............     4
Description of Common Stock.................................     5
Plan of Distribution........................................     7
Where You Can Find More Information.........................     7
Legal Matters...............................................     8
Experts.....................................................     8

                             ----------------------

     You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of the respective dates of those documents in which the information is contained. Our business, financial condition, results of operations and prospects may have changed since those dates.
                             ----------------------

     Unless we otherwise indicate or unless the context requires otherwise, all references in this prospectus supplement to "we," "our," "us" or similar references mean Alliant Energy Corporation.

                      (This page intentionally left blank)

                                    SUMMARY

     This summary highlights information contained elsewhere in this prospectus supplement and the accompany prospectus. This summary may not contain all of the information that may be important to you. You should read carefully all of the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus before making a decision to invest in our common stock.

                                  OUR COMPANY

     We are a growing diversified energy-services provider engaged primarily in regulated utility operations in both the Midwest and internationally. We also have significant non-regulated domestic and international operations. We were formed in April 1998 as a result of the merger of WPL Holdings, Inc., IES Industries Inc. and Interstate Power Company. Through our subsidiaries and partners, we provide electric, natural gas, water and steam services to our over 3 million customers worldwide. Our domestic utilities operate in Iowa, Wisconsin, Illinois and Minnesota. Alliant Energy Resources, Inc., our wholly-owned non-regulated subsidiary, has energy-related operations and investments throughout the United States as well as in Australia, Brazil, China and New Zealand.

     For the year ended December 31, 2000, our operating revenues were $2.4 billion and at December 31, 2000, we had $6.7 billion in assets. The following is a summary for the last three years of our adjusted net income and adjusted earnings per diluted share.

(Graph)

                                                              Adjusted Net Income(1) in millions
                                                              ----------------------------------
1998                                                                     $ 131.3
1999                                                                     $ 171.3
2000                                                                     $ 179.0

(Graph)

                                                              Adjusted Earnings Per Diluted Share(1)
                                                              --------------------------------------
1998                                                                      $ 1.71
1999                                                                      $ 2.19
2000                                                                      $ 2.26


---------------

(1) Adjusted net income for 1998 excludes $34.6 million, or $0.45 per share, of merger-related charges. Reported net income for 1998 was $96.7 million and reported earnings per diluted share were $1.26. Adjusted net income for 1999 excludes $25.3 million, or $0.32 per share, of income from gains on sales of McLeodUSA Incorporated stock. Reported net income for 1999 was $196.6 million and reported earnings per diluted share were $2.51. Adjusted net income for 2000 excludes $204.0 million, or $2.58 per share, of non-cash income related to our adoption of Statement of Financial Accounting Standards No. 133 on July 1, 2000, and $15.7 million, or $0.20 per share, of income from gains on sales of McLeodUSA stock. Reported net income for 2000 was $398.7 million and reported earnings per diluted share were $5.03.

DOMESTIC UTILITY OPERATIONS

     Our domestic utility operations consist of our regulated public utility subsidiaries, IES Utilities Inc., Wisconsin Power and Light Company and Interstate Power Company. Our domestic utility subsidiaries are engaged principally in the generation, transmission, distribution and sale of electric energy to approximately 930,000 customers; the purchase, distribution, transportation and sale of natural gas to approximately 398,000 customers; and the delivery of steam and water services in selected markets. Our domestic utility subsidiaries have service territories in more than 1,000 communities in Iowa, southern and central Wisconsin, northwestern Illinois and southern Minnesota.

ALLIANT ENERGY RESOURCES

     Through our subsidiary, Alliant Energy Resources, we manage a portfolio of companies involved in international utility operations and non-regulated domestic and international businesses. Alliant Energy Resources' divisions include International, Non-Regulated Generation, Investments, Trading and Integrated Services.

                                  THE OFFERING

Issuer........................   Alliant Energy Corporation
                                 222 West Washington Avenue
                                 Madison, Wisconsin 53703
                                 Telephone: 608-252-3311

Common stock offered..........   8,500,000 shares

Approximate number of shares
of common stock outstanding
after the offering............   87,550,000 shares

Common stock price range:
January 1, 2001 through
October 23, 2001..............   $27.90 -- $33.20

Listing.......................   New York Stock Exchange

Symbol........................   LNT

Indicated annual dividend
rate..........................   $2.00 per share, paid quarterly

Book value per share at
June 30, 2001.................   $21.60

Use of proceeds...............   We estimate that our net proceeds from this
                                 offering without exercise of the overallotment
                                 option will be approximately $     . We will
                                 use the net proceeds from this offering to repay our short-term debt, as well as short-term debt of our subsidiaries, including some commercial paper currently classified as long-term debt. The debt to be repaid was incurred to finance the development and construction of new utility generation, transmission and distribution facilities, fund additional working capital, finance capital expenditures and fund acquisitions and investments and for other general corporate purposes.

Risk Factors..................   See "Risk Factors" and other information
                                 included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

     The number of shares outstanding after the offering is based on our shares outstanding as of June 30, 2001. The number of shares outstanding after the offering assumes that the underwriters' overallotment option is not exercised. If the underwriters exercise their overallotment option in full, we will issue and sell an additional 1,275,000 shares and will receive additional proceeds
before expenses of $          . See "Underwriting."

                                  RISK FACTORS

     You should carefully consider the risk factors described below, as well as the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment in our common stock. The risks and uncertainties described below are not the only ones facing our company.

THE ENERGY INDUSTRY IS RAPIDLY CHANGING AND BECOMING INCREASINGLY COMPETITIVE, WHICH MAY ADVERSELY AFFECT OUR ABILITY TO OPERATE PROFITABLY.

     The energy industry is in a period of fundamental change resulting from legislative and regulatory changes. Although we expect that deregulation in our domestic retail service territories will likely be delayed due to events related to California's restructured electric utility industry, regulatory changes and other developments will continue to increase competitive pressures on electric and gas utility companies. Generally, increased competition could threaten our market share in some segments of our business and could reduce our profit margins. Such competitive pressures could cause us to lose customers and incur additional costs that would be borne by shareowners if these costs cannot be recovered from customers.

IF WE ARE UNABLE TO RECOVER THE COST OF FUEL, PURCHASED POWER AND NATURAL GAS COSTS FROM OUR CUSTOMERS, THEN WE MAY EXPERIENCE AN ADVERSE IMPACT ON OUR BUSINESS.

     Approximately 54% of our domestic utility operating revenues are from our Iowa operations and approximately 40% of our domestic utility operating revenues are from our Wisconsin operations. Our Iowa utilities are entitled to recover increases in the cost of fuel, purchased energy and natural gas purchased for resale automatically through electric and natural gas rates. Purchased power capacity costs in Iowa are not recovered from electric customers through these energy adjustment clauses. Recovery of these costs must be addressed in a formal rate proceeding. Retail electric rates of our Wisconsin utility are based in part on forecasted fuel and purchased power costs. We can seek emergency rate increases in Wisconsin if these costs on an annual basis are more than 3% higher than the estimated costs used to establish rates. If we are unable to recover our costs through adjusted rates, then we may experience an adverse impact on our results of operations and cash flows.

AS A HOLDING COMPANY, WE ARE SUBJECT TO RESTRICTIONS ON OUR ABILITY TO PAY DIVIDENDS.

     As a holding company with no significant operations of our own, the primary source of funds for the payment of dividends to our shareowners is dividends our subsidiaries pay to us. Our subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts to us, whether by dividends, loans or other payments. The ability of our subsidiaries to pay dividends or make distributions to us, and accordingly, our ability to pay dividends on our common stock, will depend on the earnings, capital requirements and general financial condition of our subsidiaries. Our domestic utility subsidiaries each have dividend payment restrictions based on their respective bond indentures, the terms of their outstanding preferred stock and state regulatory limitations applicable to them. If we do not receive adequate distributions from our subsidiaries, then we may not be able to make or may have to reduce dividend payments on our common stock.

OUR COSTS OF COMPLIANCE WITH ENVIRONMENTAL LAWS ARE SIGNIFICANT AND THE COSTS OF COMPLIANCE WITH NEW ENVIRONMENTAL LAWS AND THE INCURRENCE OF ENVIRONMENTAL LIABILITIES COULD ADVERSELY AFFECT OUR PROFITABILITY.

     Our operations are subject to extensive regulation relating to environmental protection. To comply with these legal requirements, we must spend significant sums on environmental monitoring, pollution control equipment and emission fees. New environmental laws and regulations affecting our operations may be adopted, and new interpretations of existing laws and regulations could be adopted or become applicable to us or our facilities, which may substantially increase our environmental expenditures in the future. In addition, we may not be able to recover all of our costs for environmental expenditures through electric and natural gas rates at current levels in the future. Under current law, we are also generally responsible for any on-site liabilities associated with the environmental condition of our facilities that we have previously owned or operated, regardless of whether the liabilities arose before, during or after the time we owned or operated the facilities. The incurrence of a material environmental liability could have a material adverse effect on our results of operations and financial condition.

OUR ABILITY TO ACHIEVE GROWTH IN OUR NON-REGULATED BUSINESSES DEPENDS UPON THE AVAILABILITY OF SUITABLE ACQUISITIONS AND PROJECTS FOR DEVELOPMENT AND OUR ABILITY TO ACCESS CAPITAL AT COMPETITIVE RATES.

     Our growth strategy depends upon our ability to identify and complete acquisitions and development projects at prices that will allow us to earn a competitive rate of return. Our non-regulated businesses have achieved growth through acquisitions. However, we may not be able to identify appropriate future acquisitions and projects. Our future acquisitions and projects also may not perform as expected and the returns from those transactions may not support the indebtedness we incur to acquire them or the capital expenditures we need to maintain or develop them. In addition, if we are not able to access capital at competitive rates, then our growth will be adversely affected.

WE HAVE MADE SUBSTANTIAL INTERNATIONAL INVESTMENTS, WHICH MAY PRESENT ADDITIONAL RISKS TO OUR BUSINESS.

     As of June 30, 2001, we had $604 million in net investments in foreign countries, primarily in electric utility companies and generation facilities, through our non-regulated subsidiary, Alliant Energy Resources, and we anticipate making additional new international investments in the future. International operations are subject to various risks, including political and economic instability, local labor market conditions, the impact of foreign government regulations and taxation, and differences in business practices. Unfavorable changes in the international political, regulatory or business climate could have a material adverse effect on our growth plans for our international investments and, in turn, our results of operations and financial condition. In addition, the results of operations and financial condition of our subsidiaries that conduct operations in foreign countries will be reported in the relevant foreign currencies and then translated into U.S. dollars at the applicable exchange rates for inclusion in our consolidated financial statements. Fluctuations between these currencies and the U.S. dollar may have a material adverse effect on our results of operations and financial condition and may also significantly affect the comparability of our results between financial periods.

                           FORWARD-LOOKING STATEMENTS

     This prospectus supplement, the accompanying prospectus and the information we incorporate by reference into this prospectus supplement and the accompanying prospectus contain forward-looking statements that are intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact, including statements regarding anticipated financial performance, business strategy and management's plans and objectives for future operations, are forward-looking statements. These forward-looking statements can be identified as such because the statements generally include words such as "expect," "intend," "believe," "anticipate," "estimate," "plan" or "objective" or other similar expressions. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, these statements. Some, but not all, of the risks and uncertainties include those described in the "Risk Factors" section of this prospectus supplement and the following:

     - effects of weather on sales and revenues;

     - general economic conditions in our utility subsidiaries' service territories;

     - unanticipated construction and acquisition expenditures;

     - issues related to costs we have incurred or may incur but that we cannot recover through increased rates;

     - unanticipated issues related to the supply and price of purchased electricity;

     - adverse fluctuations in the price of oil and natural gas;

     - unexpected issues related to the operations of our nuclear facilities;

     - technological developments;

     - employee workforce factors, including changes in key executives, collective bargaining agreements or work stoppages; and

     - changes in the rate of inflation.

                              RECENT DEVELOPMENTS

THIRD QUARTER RESULTS

     On October 19, 2001, we announced adjusted net income of $74.9 million, or $0.94 per share, for the third quarter of 2001 compared to adjusted net income of $73.5 million, or $0.93 per share, for the third quarter of 2000. Adjusted net income for the third quarter of 2001 excludes $12.6 million, or $0.16 per share, of non-cash valuation charges related to our exchangeable senior notes. Adjusted net income for the third quarter of 2000 excludes $1.2 million, or $0.02 per share, of non-cash valuation charges related to our exchangeable senior notes and $204.0 million, or $2.58 per share, of non-cash income related to our adoption of Statement of Financial Accounting Standards No. 133 on July 1, 2000. Reported net income and earnings per diluted share were $62.3 million and $0.78 for the third quarter of 2001 and $276.2 million and $3.49 for the third quarter of 2000.

DECLARATION OF DIVIDEND

     On October 17, 2001, we announced that our Board of Directors declared a dividend on our common stock of $0.50 per share. The dividend is payable on November 15, 2001 to shareowners of record on October 31, 2001.

DEVELOPMENT OF NON-REGULATED GENERATION FACILITY

     On October 4, 2001, we announced an agreement with Panda Energy International, Inc. to jointly develop and operate a 1,100-megawatt natural gas combined-cycle power plant in western Michigan. We expect that construction of the facility will begin during the first quarter of 2002 and that the facility will become operational in 2004, in each case assuming some conditions are satisfied. We estimate that the total cost of the project will be approximately $600 million. We anticipate that at least 55% of the project costs will be financed through non-recourse debt at the joint venture level, with the remaining portion to be provided by us.

CREATION OF TRANSLINK

     On September 28, 2001, six electric utility companies, including our subsidiaries IES Utilities Inc. and Interstate Power Company, announced the filing of an application with the Federal Energy Regulatory Commission to create TRANSLink Transmission Co. LLC, a for-profit transmission-only company. The participants have requested that the Federal Energy Regulatory Commission expedite consideration of the application so that TRANSLink could commence operations by 2002. Current plans call for IES Utilities Inc. and Interstate Power Company to contribute their transmission assets, which have an estimated book value of $300 million, to TRANSLink in exchange for a corresponding ownership interest in TRANSLink. The TRANSLink proposal is subject to receipt of all required federal and state regulatory approvals.

NEW INVESTMENTS IN CHINA

     On August 31, 2001, we announced that Alliant Energy International, a subsidiary of Alliant Energy Resources, acquired three combined heat and power facilities in the People's Republic of China representing an investment of $66 million. These facilities were acquired through the establishment of joint ventures by Peak Pacific Investment Company, Ltd, a development company majority-owned by Alliant Energy International. The three acquired facilities in China have a total generation capacity of 225 megawatts.

                                  THE COMPANY

     We are a growing diversified energy-services provider engaged primarily in regulated utility operations in both the Midwest and internationally. We also have significant non-regulated domestic and international operations. We were formed in April 1998 as a result of the merger of WPL Holdings, Inc., IES Industries Inc. and Interstate Power Company. Through our subsidiaries and partners, we provide electric, natural gas, water and steam services to our over 3 million customers worldwide. Our domestic utilities operate in Iowa, Wisconsin, Illinois and Minnesota. Alliant Energy Resources, Inc., our wholly-owned non-regulated subsidiary, has energy-related operations and investments throughout the United States as well as in Australia, Brazil, China and New Zealand.



        [Graph-Breakdown of Alliant Energy Corporation $179.0 million Adjusted
         Net Income for 2000(1)(2)]

---------------

(1) Includes $5.9 million of holding company and other expenses.

(2) Adjusted net income for 2000 excludes $204.0 million of non-cash income related to our adoption of Statement of Financial Accounting Standards No. 133 on July 1, 2000, and $15.7 million of income from gains on sales of McLeodUSA stock. Substantially all of these adjustments were at the Alliant Energy Resources level. Reported net income for 2000 was $398.7 million.

DOMESTIC UTILITY OPERATIONS

     Our domestic utility operations consist of our regulated public utility subsidiaries, IES Utilities Inc., Wisconsin Power and Light Company and Interstate Power Company.

     - IES Utilities Inc., incorporated in 1925, is an Iowa utility engaged principally in the generation, transmission, distribution and sale of electric energy to approximately 347,000 customers; the purchase, distribution, transportation and sale of natural gas to approximately 182,000 customers; and the delivery of steam services in selected markets.

     - Wisconsin Power and Light Company, incorporated in 1917, is a Wisconsin utility engaged principally in the generation, transmission, distribution and sale of electric energy to approximately 414,000 customers; the purchase, distribution, transportation and sale of natural gas to approximately 165,000 customers; and the delivery of water services in selected markets to approximately 19,000 customers.

     - Interstate Power Company, incorporated in 1925, is a public utility operating in Iowa, Illinois and Minnesota engaged principally in the generation, transmission, distribution and sale of electric energy to approximately 168,000 customers and the purchase, distribution, transportation and sale of natural gas to approximately 50,000 customers.

     On April 23, 2001, shareowners of IES Utilities Inc. and Interstate Power Company approved the merger of Interstate Power Company with and into IES Utilities Inc. We expect the merger to be completed on January 1, 2002.

ALLIANT ENERGY RESOURCES

     Through our subsidiary, Alliant Energy Resources, we manage a portfolio of companies involved in international utility operations and non-regulated domestic and international businesses:

     - International: We have established global partnerships to develop energy generation, delivery and infrastructure in growing international markets, including Australia, Brazil, China and New Zealand. We have strategic investments in hydro generation assets in Australia, distribution and generation in Brazil, combined heat and power plants in China and an investment in hydro and wind generation in New Zealand. Our global partners include Companhia Forca e Luz Cataguazes-Leopoldina and TrustPower Limited.

     - Non-Regulated Generation: Consistent with our strategy to accumulate and develop a portfolio of domestic non-regulated generation assets, we recently announced a partnership with Panda Energy International to jointly develop and operate a 1,100-megawatt natural gas combined-cycle power plant in western Michigan. We expect that construction of the facility will begin during the first quarter of 2002 and that the facility will become operational in 2004, in each case assuming some conditions are satisfied.

     - Investments: Our existing investments include our wholly-owned oil and gas production company, Whiting Petroleum Corporation; our short-line railroad, Cedar Rapids and Iowa City Railway Company; our investment in a barge company, IEI Barge Services Inc.; our investments in affordable housing through Heartland Properties, Inc.; various real estate joint ventures; and our equity stake in an independent telecommunications provider, McLeodUSA.

     - Trading: We have an energy-trading joint venture with Cargill Incorporated, one of the world's largest and most established commodities trading firms, that combines Cargill's risk-management and commodity trading expertise with our low-cost electricity generation and transmission business experience.

     - Integrated Services: Integrated Services includes Cogenex Corporation, a provider of energy management consulting, on-site generation and energy infrastructure; Alliant Energy Integrated Services-Energy Management LLC, an energy procurement company; and RMT, Inc., a provider of environmental engineering and construction management services. These companies provide services to commercial, industrial, institutional, educational and governmental customers.

                                  OUR STRATEGY

     Our mission is to create energy partnerships and solutions that exceed our customers' expectations for comfort, security and productivity in our service territories and around the world. We plan to achieve this goal by executing our "invest, connect and grow" strategy. We plan to invest in our core domestic regulated utility operations and infrastructure, as well as in domestic and international regulated and non-regulated generation and other energy-related opportunities. We will continue to use technology and other resources to better connect with our customers through enhanced service reliability and operational efficiencies, value-added products and services, and e-business initiatives. We will continue to grow our non-regulated operations through partnerships and acquisitions with a focus on generation projects, select international markets and other strategic initiatives. Our goal is to have our non-regulated operations contribute more than 25% to our adjusted earnings within the next three to five years. We believe that successful implementation of these strategies will contribute significantly to the achievement of our targeted annual growth rate of 7% to 10% in adjusted earnings.

INVESTING IN OUR CORE REGULATED UTILITY, GENERATION AND OTHER ENERGY-RELATED OPPORTUNITIES

     - We continue to invest in our core regulated domestic utility operations and infrastructure. We plan to invest an additional $1.7 billion through our PowerPledge program over the next four years to increase the service reliability and operating efficiencies of our existing regulated utility system and to support the anticipated growth in our domestic service territories.

     - We also plan to invest in a portfolio of domestic non-regulated generation assets through acquisition, development and expansion, both inside and outside of our service territory. Consistent with this strategy, we recently announced a partnership with Panda Energy International to jointly develop and operate a 1,100-megawatt natural gas combined-cycle power plant in western Michigan. We expect that construction of the facility will begin during the first quarter of 2002 and that the facility will become operational in 2004, in each case assuming some conditions are satisfied.

     - Including non-regulated generation projects, we plan to invest $2.0 billion over the next four years in various energy-related businesses that we believe offer potential for future growth while enhancing shareowner value. We expect these investments to include expanding our international generation and distribution assets in Australia, Brazil, China and New Zealand. We also plan to invest in our other domestic non-regulated businesses, including our oil and gas production operations and our integrated energy services business.

CONNECTING WITH OUR CUSTOMERS

     - We believe that increasing our "connection" to our existing 3 million customers and our future customers is the key to ensuring our competitive edge in the long-term. Although the majority of our regulated utility customers are not yet able to choose their energy supplier, we are working to help them better manage and understand their energy options. We strive to provide exceptional service to our customers and, by doing this, we expect to increase our customers' satisfaction and earn their continued loyalty.

     - We plan to maintain and enhance our reputation with our customers by making additional investments in our distribution networks and support systems. We believe these additional investments will allow us to enhance service reliability, operational excellence and customer satisfaction.

     - We believe that increased utilization of the Internet can enhance the connection with our customers, suppliers and investors, increase our revenues and help us realize cost savings through increased efficiency. In the last two years, we have implemented several e-business initiatives that allow customers to access information more efficiently and communicate with us through our improved web site, which permits customers to review and pay bills online and allows us to reduce our overhead expenses in several areas.

GROWING ALLIANT ENERGY OPERATIONS

     Our goal is to have our non-regulated operations account for more than 25% of our adjusted earnings within the next three to five years as a result of our additional investments and the improved profitability of our existing non-regulated businesses. Furthermore, we believe that our continued investment in our core domestic regulated utilities and our domestic and international non-regulated businesses, as well as our commitment to connect with our over 3 million customers, will result in enhanced shareowner value and our ability to achieve our targeted annual growth rate of 7% to 10% in adjusted earnings.

                           OUR COMPETITIVE STRENGTHS

     We believe we have substantial competitive strengths that will enable us to execute our strategy successfully. We believe our competitive strengths are reflected in our earnings and growth track record and include:

DOMESTIC UTILITY OPERATIONS

     - Stable upper-Midwest utility service territory creating strong cash flows from operations.

     - Competitive electric rates in both our region and nationally.

     - Significant management experience in regulated domestic utility operations.

     - Service territories located in favorable regulatory environments.

ALLIANT ENERGY RESOURCES

     - Proven track record of quickly and successfully integrating both domestic and international businesses obtained through mergers and acquisitions.

     - Valuable knowledge and experience gained in privatized and deregulating utility markets through our investments in Australia, Brazil, China and New Zealand.

     - Joint venture with Cargill Incorporated gives us the commodity trading expertise of one of the largest commodities traders in the world.

     - Established ability to seek out and develop alliances with strong partners when entering new markets.

                            BUSINESS SEGMENT REVIEW

     Our business is organized in two segments consisting of our core regulated domestic utility operations and our non-regulated and international operations grouped under Alliant Energy Resources. The following charts show the percentage of our total assets of each of these groups at December 31, 2000 and the adjusted net income that each of these groups contributed for the year ended December 31, 2000.

(Graph-Assets by Business Segment $6.7 billion)

NON-REGULATED AND INTERNATIONAL                                      REGULATED DOMESTIC UTILITIES
-------------------------------                                      ----------------------------
35%                                                                              65%

(Graph-Adjusted Net Income by Business Segment $179.0 million(1)(2))

NON-REGULATED AND INTERNATIONAL                                      REGULATED DOMESTIC UTILITIES
-------------------------------                                      ----------------------------
$17.1 million                                                                  $167.8 million

---------------

(1) Includes $5.9 million of holding company and other expenses.

(2) Adjusted net income for 2000 excludes $204.0 million of non-cash income related to our adoption of Statement of Financial Accounting Standards No. 133 on July 1, 2000, and $15.7 million of income from gains on sales of McLeodUSA stock. Substantially all of these adjustments were at the Alliant Energy Resources level. Reported net income for 2000 was $398.7 million.

DOMESTIC UTILITY OPERATIONS

     Our domestic utility operations consist of regulated electric, natural gas and steam and water service businesses. We serve more than 1.3 million customers in more than 1,000 communities in Iowa, southern and central Wisconsin, northwestern Illinois and southern Minnesota. Approximately 54% of our domestic utility operating revenues are from our Iowa operations and approximately 40% of our domestic utility operating revenues are from our Wisconsin operations. We believe sales of electric and gas commodities to end user customers will continue to grow across our domestic service territories as the consumption of electricity and gas by residential and business customers expands. For the year ended December 31, 2000, our domestic utility operations represented $167.8 million of our adjusted net income. The composition of our domestic utility revenues for the year ended December 31, 2000 was as follows:

(Graph-Total Revenues $2.1 billion(1))

GAS                                                  STEAM AND WATER                ELECTRIC
---                                                  ---------------                --------
20%                                                       1%                          79%

(Graph-Electric Revenues $1.6 billion)

COMMERCIAL                                     OTHER                INDUSTRIAL            RESIDENTIAL
----------                                     -----                ----------            -----------
21%                                            15%                    30%                    34%

(Graph-Gas Revenues $0.4 billion)

COMMERCIAL                                     OTHER                INDUSTRIAL            RESIDENTIAL
----------                                     -----                ----------            -----------
31%                                             3%                     7%                    59%

---------------
(1) Includes $33.4 million of steam and water revenues.

     Historically, we have managed our power supply requirements through a combination of owned capacity and purchased power contracts. In 2000, approximately 75% of our domestic megawatt-hour sales were provided by generation facilities we own. Our current regulated domestic generation capacity is approximately 5,900 megawatts, consisting of 5,200 megawatts from company-owned generation facilities and 700 megawatts from purchased power contracts. In addition, we have entered into an agreement with Calpine Corporation to purchase capacity and energy from a 453-megawatt gas-fired power plant to be constructed near Beloit, Wisconsin. We expect the plant to be in service by early 2004.

     We believe that our capacity, including the Calpine plant, will allow us to meet our expected load requirements. Furthermore, we have transmission interconnections at various locations with 12 other transmission-owning utilities in the Midwest. We believe these interconnections enhance the overall reliability of our transmission systems and provide access to multiple sources of economic and emergency power and energy. We manage our supply portfolio to maintain an 18% reserve margin and we believe that our proximity to transmission and generating capacity in the upper Midwest region provides us additional access to a low-cost supply of power. Our sources of power supply for the year ended December 31, 2000 were as follows:

(Graph-Sources of Supply in 2000 (32,299 Thousand Megawatt-Hours))

NUCLEAR                                        OTHER             PURCHASED POWER          COAL AND GAS
-------                                        -----             ---------------          ------------
15%                                             1%                    25%                    59%

     DOMESTIC UTILITY STRATEGY

     Our strategic objectives within our regulated domestic segment are:

     - To increase our megawatts of capacity through investment in new electric power generation, subject to appropriate regulatory incentives;

     - To increase plant availability and reduce the cost of energy production;

     - To enhance service reliability and operational excellence;

     - To provide excellent customer service;

     - To maintain favorable regulatory relationships;

     - To remain current with cutting-edge technologies that impact our business; and

     - To practice proactive environmental compliance.

     IES UTILITIES INC.

     IES Utilities Inc., or IESU, is a regulated utility serving customers in Iowa. IESU is engaged principally in the generation, transmission, distribution and sale of electric energy to approximately 347,000 customers in 525 communities; the purchase, distribution, transportation and sale of natural gas to approximately 182,000 customers in 212 communities; and the delivery of steam services in selected markets.

     During 2000, IESU had total revenues of $876.0 million, which included $28.4 million of steam and other revenues. IESU's electric and gas revenues consisted of the following:

                                       ELECTRIC                                      GAS
                       -----------------------------------------   ---------------------------------------
                        REVENUES          SALES        CUSTOMERS    REVENUES         SALES       CUSTOMERS
                       -----------   ---------------   ---------   -----------   -------------   ---------
                                      (THOUSANDS OF                              (THOUSANDS OF
                       (THOUSANDS)   MEGAWATT-HOURS)               (THOUSANDS)    DEKATHERMS)
Residential..........   $236,084          2,742         295,747     $117,132        14,829        160,357
Commercial...........    182,068          2,701          50,498       57,671         8,753         21,751
Industrial...........    188,734          5,053             706       15,377         3,063            365
Other................     44,573          1,084             448        6,001        10,061             --
                        --------         ------         -------     --------        ------        -------
Total................   $651,459         11,580         347,399     $196,181        36,706        182,473
                        ========         ======         =======     ========        ======        =======

     During the last three years, IESU's electric sales to end user customers grew at an annualized rate of 2% and the number of electric customers increased by 1%. During the same period, gas sales to end user customers grew at an annualized rate of 2% and the number of gas customers increased by 1%. During the last three years, no single customer accounted for more than 10% of IESU's consolidated revenues.

     Electric Operations. At the time of peak load in 2000, IESU had available capacity to provide 2,143 megawatts of electricity, of which 1,916 megawatts were installed and 227 megawatts were purchased capacity under contract. In 2000, IESU had a maximum peak hour demand of 2,067 megawatts in the month of August. During 2000, sources of generation at IESU included 55% coal/gas, 26% nuclear, 18% purchased and 1% other.

     IESU owns and operates 4,448 miles of electric transmission lines and 577 substation facilities connecting with its high voltage transmission systems. A non-cancelable operating agreement, which will terminate on December 31, 2035, provides for the joint use of certain transmission facilities of IESU and Central Iowa Power Cooperative.

     Gas Operations. At December 2000, IESU served approximately 182,000 customers in approximately 212 communities. The gas utility operations accounted for 22% of IESU operating revenues for the year ended December 31, 2000.

     Steam Operations. Steam operations, based entirely in Cedar Rapids, Iowa, represented about 3% of IESU's revenues for the year ended December 31, 2000.

     Construction Program. Construction expenditures for 2000 were $121 million. Estimated construction expenditures are approximately $147 million for 2001, and $786 million for 2002 through 2005.

     WISCONSIN POWER AND LIGHT COMPANY

     Wisconsin Power and Light Company, or WP&L, is a regulated utility with a service territory of 16,000 square miles in southern and central Wisconsin and northern Illinois. WP&L is engaged principally in the generation, transmission, distribution and sale of electric energy to approximately 414,000 customers in 600 communities; the purchase, distribution, transportation and sale of natural gas to approximately 165,000 customers in 233 communities; and the delivery of water services to approximately 19,000 customers in selected markets.

     During 2000, WP&L had total revenues of $862.4 million, which included $5.0 million of water and other revenues. WP&L's electric and gas revenues consisted of the following:

                                       ELECTRIC                                      GAS
                       -----------------------------------------   ---------------------------------------
                        REVENUES          SALES        CUSTOMERS    REVENUES         SALES       CUSTOMERS
                       -----------   ---------------   ---------   -----------   -------------   ---------
                                      (THOUSANDS OF                              (THOUSANDS OF
                       (THOUSANDS)   MEGAWATT-HOURS)               (THOUSANDS)    DEKATHERMS)
Residential..........   $229,668          3,151         362,178     $ 96,204        12,769        146,690
Commercial...........    127,199          2,031          49,350       54,512         8,595         17,583
Industrial...........    190,085          4,688             974        8,581         1,476            513
Other................    145,239(1)       3,291           1,923        5,855        13,680             --
                        --------         ------         -------     --------        ------        -------
Total................   $692,191         13,161         414,425     $165,152        36,520        164,786
                        ========         ======         =======     ========        ======        =======

---------------

(1) Includes revenues of $115,715 for wholesale electric customers.

     During the last three years, WP&L's electric sales to end user customers grew at an annualized rate of 2% and the number of electric customers increased by 2%. During the same period, gas sales to end user customers grew at an annualized rate of 5% and the number of gas customers increased by 2%. During the last three years, no single customer accounted for more than 10% of WP&L's consolidated revenues.

     Electric Operations. At the time of peak load in 2000, WP&L had available capacity to provide 2,680 megawatts of electricity, of which 2,345 megawatts were installed and 335 megawatts were purchased capacity under contract. In 2000, WP&L had a maximum peak hour demand of 2,508 megawatts in the month of August. During 2000, sources of generation at WP&L included 58% coal/gas, 29% purchased, 11% nuclear (including a planned refueling outage during 2000) and 2% other.

     Gas Operations. At December 2000, WP&L served approximately 165,000 customers in approximately 233 communities. The gas utility operations accounted for 19% of WP&L operating revenues for the year ended December 31, 2000.

     Water Operations. Water operations represented about 1% of WP&L's revenues for the year ended December 31, 2000.

     Construction Program. Construction expenditures for 2000 were $132 million. Estimated construction expenditures are approximately $138 million for 2001, and $625 million for 2002 through 2005.

     INTERSTATE POWER COMPANY

     Interstate Power Company, or IPC, is a regulated utility serving customers in Iowa, Minnesota and Illinois. IPC is engaged principally in the generation, transmission, distribution and sale of electric energy to approximately 168,000 customers in 234 communities and the purchase, distribution, transportation and sale of natural gas to approximately 50,000 customers in 41 communities.

     During 2000, IPC had total revenues of $358.0 million consisting of the following:

                                       ELECTRIC                                      GAS
                       -----------------------------------------   ---------------------------------------
                        REVENUES          SALES        CUSTOMERS    REVENUES         SALES       CUSTOMERS
                       -----------   ---------------   ---------   -----------   -------------   ---------
                       (THOUSANDS)    (THOUSANDS OF                (THOUSANDS)   (THOUSANDS OF
                                     MEGAWATT-HOURS)                              DEKATHERMS)
Residential..........   $101,531          1,267         141,678      $32,361         4,428        44,943
Commercial...........     39,752            633          23,985       14,921         2,348         5,320
Industrial...........    122,336          3,351           1,093        3,794           811            75
Other................     40,767            705             945        2,539        20,190            --
                        --------          -----         -------      -------        ------        ------
Total................   $304,386          5,956         167,701      $53,615        27,777        50,338
                        ========          =====         =======      =======        ======        ======

     During the last three years, IPC's electric sales to end user customers grew at an annualized rate of 1% and the number of electric customers increased by more than 1%. During the same period, gas sales to end user customers grew at an annualized rate of 4% and the number of gas customers increased by 1%. During the last three years, no single customer accounted for more than 10% of IPC's consolidated revenues.

     Electric Operations. At the time of peak load in 2000, IPC had available capacity to provide 1,117 megawatts of electricity, of which 1,029 megawatts were installed and 88 megawatts were purchased capacity under contract. In 2000, IPC had a maximum peak hour demand of 996 megawatts in the month of August. During 2000, sources of generation at IPC included 71% coal/gas and 29% purchased.

     IPC owns and operates 2,600 miles of electric transmission lines and 222 substation facilities.

     Gas Operations. At December 2000, IPC served approximately 50,000 customers in approximately 41 communities. The gas utility operations accounted for 15% of IPC operating revenues during the year ended December 31, 2000.

     Construction Program. Construction expenditures for 2000 were $51 million. Estimated construction expenditures are approximately $61 million for 2001, and $307 million for 2002 through 2005.

     AMERICAN TRANSMISSION COMPANY

     In 1999, Wisconsin enacted legislation for the formation of a Wisconsin transmission-only company, American Transmission Company, LLC for those Wisconsin utility companies that elected to join. On January 1, 2001, WP&L contributed its transmission assets, with approximate net book value of $186 million, in exchange for a 26% ownership in American Transmission Company. Our partners in American Transmission Company include Madison Gas and Electric Company, Wisconsin Energy Corporation and WPS Resources Corporation. We believe the contribution of our WP&L transmission assets to a transmission-only company is consistent with our strategy to connect to customers and grow our transmission business opportunities. We expect to earn a competitive return on our ownership interest in American Transmission Company.

     TRANSLINK

     In March 2001, we announced discussions with Corn Belt Power Cooperative, MidAmerican Energy Company, Nebraska Public Power District, Omaha Public Power District and Xcel Energy Inc. to assess the viability of developing an independent transmission company for Midwest utilities that are not a part of American Transmission Company. On September 28, 2001, these utility companies and our subsidiaries, IESU and IPC, announced the filing of an application with the Federal Energy Regulatory Commission to create TRANSLink Transmission Co. LLC, a for-profit, transmission-only company. The participants have requested the Federal Energy Regulatory Commission to expedite consideration of the application so that TRANSLink could commence operations by 2002. Current plans call for IESU and IPC to contribute their transmission assets, which have an estimated net book value of $300 million, to TRANSLink in exchange for a corresponding ownership interest in TRANSLink. We expect to earn a competitive return on any ownership interest in TRANSLink that we may obtain. The TRANSLink proposal is subject to receipt of all required federal and state regulatory approvals.

     NUCLEAR MANAGEMENT COMPANY

     Our subsidiaries, IESU and WP&L, and Wisconsin Energy Corporation, WPS Resource Corporation and Xcel Energy Inc. formed Nuclear Management Company in 1999 to consolidate the operation of our nuclear plants and to provide similar capabilities for other nuclear operators and owners. After the formation of Nuclear Management Company, an additional partner, CMS Energy Corporation, joined the venture. We own 20% of Nuclear Management Company. Combined, the Nuclear Management Company member utilities operate seven nuclear generating units at five sites representing 4,500 megawatts of capacity. We and our partners continue to own our respective plants and are entitled to the energy generated at the plants. Each partner retains the financial obligations for the safe operation, maintenance and the decommissioning of its plants.

     We own interests in two nuclear facilities, Kewaunee Nuclear Power Plant and Duane Arnold Energy Center. Kewaunee, a 532-megawatt plant, is operated by Nuclear Management Company under contract to Wisconsin Public Service Company and is jointly owned by Wisconsin Public Service Company (59.0%) and WP&L (41.0%). The Kewaunee operating license expires in 2013. Duane Arnold, a 535-megawatt plant, is also operated by Nuclear Management Company under contract to IESU, which has a 70.0% ownership interest in the plant. The Duane Arnold operating license expires in 2014. In 2000, the capacity factor for Kewaunee was 80.9%, including the impact of a planned refueling outage, and the capacity factor for Duane Arnold was 94.9%. For the last three years, the capacity factor for both plants has averaged 85.0%.

     IESU's and WP&L's anticipated nuclear-related construction expenditures for 2001 are approximately $41 million and for 2002 through 2005 are approximately $42 million.

     RATES AND REGULATORY ENVIRONMENT

     We operate as a registered public utility holding company subject to regulation by the Securities and Exchange Commission under the Public Utility Holding Company Act of 1935. We and our subsidiaries are subject to the regulatory provisions of the Public Utility Holding Company Act, including provisions relating to the issuance and sales of securities, acquisitions and sales of utility properties and acquisitions and retention of interests in non-utility businesses.

     As a utility holding company incorporated in Wisconsin, we are subject to regulation by the Public Service Commission of Wisconsin, or the PSCW. The PSCW regulates the type and amount of our investments in non-utility businesses. WP&L, also subject to regulation by the PSCW, is generally required to file a rate case with the PSCW every two years based on a forward-looking test year period. However, as one of the conditions for approval of the 1998 merger which formed our company, the PSCW required, with some exceptions, that WP&L freeze retail electric, natural gas and water rates through April 2002. In August 2001, WP&L filed an application with the PSCW for new rates to apply beginning April 2002. The application requested an increase in WP&L's authorized return on investment from the current level of 11.7% to 13.5%. We cannot provide any assurance that the PSCW will grant the requested rate increase or, if granted, that the rate increase will be at the requested level.

     In August 2001, WP&L filed a rate case with the PSCW and the new rates are expected to go into effect in the spring of 2002. WP&L's retail electric rates will be based in part on forecasted fuel and purchased power costs. Under the PSCW rules, WP&L can seek emergency rate increases if the annual fuel and purchased power costs are more than 3% higher than the estimated costs used to establish rates. Similarly, rates are also subject to a decrease if actual costs are more than 3% lower than estimated costs. WP&L has a gas performance incentive that includes a sharing mechanism under which 40% of all gains and losses relative to current commodity prices, as well as other benchmarks, are retained or incurred by WP&L, with the remainder refunded to or recovered from customers.

     IESU and IPC both operate under the jurisdiction of the Iowa Utilities Board. Requests for rate relief are based on historical test periods, adjusted for some known and measurable changes. IESU and IPC also agreed to a four-year price cap in Iowa as part of our 1998 merger approval process. IESU and IPC are currently reviewing the potential need to file for new rates in early 2002. IESU's and IPC's tariffs provide for subsequent adjustments to their electric and natural gas rates for changes in the cost of fuel, purchased energy and natural gas purchased for resale. Purchased power capacity costs are not recovered from electric customers through this energy adjustment clause mechanism. Recovery of these capacity costs must be addressed in formal rate proceedings.

     South Beloit Water, Gas and Electric Company, a wholly-owned subsidiary of WP&L, is subject to regulation by the Illinois Commerce Commission. IPC is also subject to regulation by the Minnesota Public Utilities Commission and the Illinois Commerce Commission.

     The Federal Energy Regulatory Commission has jurisdiction under the Federal Power Act over some of the electric utility facilities and operations, wholesale rates and accounting practices of IESU, WP&L and IPC, and in some other respects.

     WP&L and IESU are indirectly and directly subject to the jurisdiction of the Nuclear Regulatory Commission with respect to Kewaunee Nuclear Power Plant and Duane Arnold Energy Center, and to the jurisdiction of the U.S. Department of Energy with respect to the disposal of nuclear fuel and other radioactive wastes from Kewaunee Nuclear Power Plant and Duane Arnold Energy Center.

ALLIANT ENERGY RESOURCES

     Through our subsidiary, Alliant Energy Resources, we manage a portfolio of companies involved in international utility operations and non-regulated businesses. Alliant Energy Resources' divisions include International, Non-Regulated Generation, Investments, Trading and Integrated Services. For the year ended December 31, 2000, our adjusted net income from non-regulated operations represented $17.1 million of our adjusted net income.

     Our overall strategic objective within this segment is to grow our non-regulated operations to contribute more than 25% to our adjusted earnings within the next three to five years. We expect funding for these growth plans to come from a combination of external financings, sales of investments and internally generated funds. We expect that in the near future Alliant Energy Resources will incur additional long-term debt of up to $300 million guaranteed by us. We expect Alliant Energy Resources to use the net proceeds from this debt to repay its existing short-term debt and commercial paper.

     The following charts show the composition of our non-regulated assets at December 31, 2000 and non-regulated adjusted net income for the three years ended December 31, 2000.

(Graph-Assets $2.3 billion)

INVESTMENTS                         OTHER              TRADING          INTERNATIONAL     INTEGRATED SERVICES
-----------                         -----              -------          -------------     -------------------
56%                                 6%                  1%                  27%                  10%

(Bar Chart)

                                                               Adjusted Net Income (Loss)(1) in millions
                                                               -----------------------------------------
1998                                                                           $  -6.30
1999                                                                           $  12.50
2000                                                                           $  17.10

---------------

(1) Adjusted net loss for 1998 excludes $2.6 million of merger-related charges. Reported non-regulated net loss for 1998 was $8.9 million. Adjusted net income for 1999 excludes $25.3 million of income from gains on sales of McLeodUSA stock. Reported non-regulated net income for 1999 was $37.8 million. Adjusted net income for 2000 excludes $204.0 million of non-cash income related to our adoption of Statement of Financial Accounting Standards No. 133 on July 1, 2000, and $15.7 million of income from gains on sales of McLeodUSA stock. Reported non-regulated net income for 2000 was $236.8 million.

     ALLIANT ENERGY RESOURCES STRATEGY

     We believe competitive forces are reshaping the energy-services industry, and new opportunities are available for customers to manage their energy consumption patterns and costs. As an energy provider, we are presented with the opportunity to intensify and adapt our relationships with our customers, and in so doing, to increase our earnings growth and profit margins. We have relied on our established competencies and strengths to establish new businesses that will add growth and will complement our regulated businesses. Our strategic objectives are to:

     - Focus on opportunities that leverage management core competencies and experience;

     - Employ a disciplined approach to developing partnerships and acquiring assets; and

     - Target areas with high growth potential where meaningful competitive positions can be established.

     INTERNATIONAL

     We invest in energy generation and distribution companies and projects in developing markets throughout the world. Currently, we have operations in Australia, Brazil, China and New Zealand. We have focused on these locations because they offer a growing demand for energy and are receptive to foreign investment. The investments of our international division by country as of June 30, 2001 were as follows:

[Graph--Investments by Country $604 million]

NEW ZEALAND                                  AUSTRALIA                CHINA                  OTHER                  BRAZIL
-----------                                  ---------                -----                  -----                  ------
11%                                             7%                    18%                     4%                    60%

     Our international operations include the following:

     - Alliant Energy Holdings do Brazil Ltda., holds a non-controlling interest in five Brazilian utility companies, Companhia Forca e Luz Cataguazes-Leopoldina or Cataguazes, Celb, CENF, Energipe and Saelpa, which together serve more than 1.6 million customers in Brazil. Working with our local partners, we are developing two thermal generation plants to complement the hydro generation facilities of Cataguazes. As of June 30, 2001, our total investment in Brazil was $364 million.

     - Alliant Energy International has invested in three individual cogeneration facilities in China and has a controlling interest in Peak Pacific Investment Company Ltd. Peak Pacific was formed to develop investment opportunities in generation infrastructure projects in China. As of June 30, 2001, our total investment in China was $106 million. Our objective is to increase our total investment in China up to approximately $250 million within the next three to five years. We expect that any additional investments in China above $250 million would be supported by cash flows from our original investments.

     - Alliant International New Zealand has made equity investments in infrastructure and utility businesses, including TrustPower Limited, which totaled $68 million as of June 30, 2001.

     - Alliant Energy Australia holds a 69% equity interest in Southern Hydro, a seven-plant, 479-megawatt hydro-electricity generation business that supplies energy to the Melbourne area. As of June 30, 2001, our total investment in Australia was $44 million.

     NON-REGULATED GENERATION

     On October 4, 2001, we announced an agreement with Panda Energy International, to jointly develop and operate a 1,100-megawatt natural gas combined-cycle power plant in western Michigan. We expect the facility to become operational in 2004.

     We estimate that the total cost of the project will be approximately $600 million. We anticipate that at least 55% of the project costs will be financed through non-recourse debt at the joint venture level, with the remaining portion to be provided by us. The project, currently in its early development phase, is due to begin its two-year construction period during the first quarter of 2002, assuming some conditions are satisfied.

     We anticipate that the project will be earnings neutral during construction but contribute positively to our earnings per share in 2004, the plant's projected first year of operation. We expect returns on investment over the life of the project to be between 15% and 20%.

     We and Panda intend to sell a significant portion of the plant's output under long-term contracts. We will manage power sales from the facility not subject to such contracts. Panda will provide development services for the new project, while Alliant Energy Resources will maintain and operate the plant. The long lead time equipment for the project, including the turbines, is on order or under purchase option agreements, with delivery schedules consistent with the commercial operation start date.

     INVESTMENTS

     Our subsidiaries and investments include Whiting Petroleum Corporation, Alliant Energy Transportation, Inc. and Alliant Energy Investments, Inc. Alliant Energy Investments is a holding company whose subsidiaries include Heartland Properties, Inc. and which holds an equity stake in McLeodUSA Incorporated. Alliant Energy Investments also has direct and indirect equity interests in various real estate and economic development ventures, primarily concentrated in Iowa.

     - Whiting Petroleum is based in Denver, Colorado and was organized to purchase, develop and produce crude oil and natural gas, with an emphasis on the acquisition of proven reserves and the production of natural gas. Whiting Petroleum's construction and acquisition expenditures were approximately $137 million in 2000 and are anticipated to be approximately $130 million annually for 2001 through 2004. Whiting Petroleum uses forward sales contracts to limit its exposure to fluctuations in prices for crude oil and natural gas. Whiting Petroleum has traditionally hedged a significant portion of its oil and gas production.

     - Alliant Energy Transportation is a holding company whose equity investments were $30 million as of December 31, 2000. These equity investments include the Cedar Rapids and Iowa City Railway Company, which is a short-line railway that provides freight service between Cedar Rapids and Iowa City; Transfer Services, Inc., which provides transfer and storage services; and a 75% equity investment in IEI Barge Services Inc., which provides barge terminal and hauling services on the Mississippi River.

     - Heartland Properties performs asset management and facilitates the development and financing of high-quality, affordable housing in Wisconsin and the Midwest. Heartland Properties has ownership interests in approximately 80 properties.

     - We also hold an equity interest of approximately 9%, or approximately 56 million shares, in McLeodUSA Incorporated. McLeodUSA is an independent telecommunications provider based in Cedar Rapids, Iowa. We and our affiliates are parties to a stockholders' agreement that provides, subject to some exceptions, that we may not sell any equity securities of McLeodUSA until December 31, 2001 without the consent of the Board of Directors of McLeodUSA.

     TRADING

     We and international commodity trader Cargill Incorporated are partners in a joint venture, Cargill-Alliant, LLC, which is an energy-trading company that:

     - Buys, sells and trades electricity for large customers and assists those customers in minimizing risks related to changes in costs of energy; and

     - Provides coal, oil and natural gas supply management, plant operations assistance and risk-management consultation.

     Cargill-Alliant LLC officially began operation in 1997 and the joint venture agreement has an initial term expiring in October 2002.

     INTEGRATED SERVICES

     Alliant Energy Integrated Services Company is a national energy-services company that offers a wide range of energy and environmental services for businesses. It offers large energy users an array of services to maximize their productivity, profitability and energy efficiency and provides solutions for waste remediation and other environmental engineering and consulting services. Integrated Services includes Cogenex Corporation, a provider of energy management consulting, on-site generation and energy infrastructure; Alliant Energy Integrated Services -- Energy Management LLC, an energy procurement company; and RMT, Inc., a provider of environmental engineering and construction management services. These companies provide services to commercial, industrial, institutional, educational and governmental customers.

                                USE OF PROCEEDS

     We estimate that we will receive net proceeds from this offering, without exercise of the underwriters' overallotment option, of approximately $
($          if the underwriters' overallotment option is exercised in full), after deducting the underwriting discount and commissions and estimated offering expenses payable by us. We will use the net proceeds from this offering to repay our short-term debt, as well as short-term debt of our subsidiaries, including some commercial paper currently classified as long-term debt. The debt to be repaid was incurred to finance the development and construction of new utility generation, transmission and distribution facilities, fund additional working capital, finance capital expenditures and fund acquisitions and investments and for other general corporate purposes.

     At June 30, 2001, we had outstanding short-term borrowings, excluding current maturities of long-term debt and including commercial paper that is currently classified as long-term debt, of approximately $834.6 million with a weighted average interest rate of 3.9%.

                                 CAPITALIZATION

     The following table sets forth our consolidated capitalization, including short-term debt, as of June 30, 2001 on an actual basis and as adjusted to give effect to the sale of 8,500,000 shares of our common stock offered in this prospectus supplement after deducting the underwriting discount and estimated offering expenses, and the anticipated use of the net proceeds from the offering as described under "Use of Proceeds." The information set forth below assumes the underwriters do not exercise their overallotment option.

                                                                      AS OF JUNE 30, 2001
                                                             -------------------------------------
                                                               ACTUAL     AS ADJUSTED   % OF TOTAL
                                                             ----------   -----------   ----------
                                                                        (IN THOUSANDS)
Common stock...............................................  $      790    $
Additional paid-in capital.................................     949,609
Retained earnings..........................................     795,863
Accumulated other comprehensive loss.......................     (36,395)
Shares in deferred compensation trust......................      (2,063)
                                                             ----------    --------
     Total common equity...................................   1,707,804
Cumulative preferred stock of subsidiaries, net............     113,871
Long-term debt
  Long-term debt (excluding current maturities)............   1,812,147
  Commercial paper classified as long-term debt............     450,000
Short-term debt
     Current maturities of long-term debt..................      31,045
     Other short-term borrowings...........................     384,649
                                                             ----------    --------       -----
     Total capitalization..................................  $4,499,516    $              100.0%
                                                             ==========    ========       =====

                         SELECTED FINANCIAL INFORMATION

     The financial information below was selected or derived from our consolidated financial statements. The unaudited interim period financial information, in our opinion, includes all adjustments, which are normal and recurring in nature, necessary for a fair presentation for the periods shown. Results for the six months ended June 30, 2001 are not necessarily indicative of results to be expected for the full fiscal year. The information set forth below is qualified in its entirety by and should be read in conjunction with our Management's Discussion and Analysis of Financial Condition and Results of Operations and our consolidated financial statements and related notes incorporated by reference into this prospectus supplement and the accompanying prospectus. See "Where You Can Find More Information."

                                         YEAR ENDED DECEMBER 31,          SIX MONTHS ENDED JUNE 30,
                                   ------------------------------------   -------------------------
                                      1998         1999         2000         2000          2001
                                   ----------   ----------   ----------   -----------   -----------
                                               (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Operating revenues...............  $2,130,874   $2,127,973   $2,404,984   $1,097,947    $1,464,554
Operating income.................     283,302      376,535      381,056      148,557       157,294
Net income.......................      96,675      196,581      398,662       61,598        56,685
Adjustments to net income(1).....      34,589      (25,286)    (219,642)      (6,714)        6,979
Adjusted net income(1)...........     131,264      171,295      179,020       54,884        63,664
Earnings per diluted share.......        1.26         2.51         5.03         0.78          0.72
Adjustments to earnings per
  diluted share(1)...............        0.45        (0.32)       (2.78)       (0.08)         0.09
Adjusted earnings per diluted
  share(1).......................        1.71         2.19         2.26         0.70          0.81
Dividends per share..............        2.00         2.00         2.00         1.00          1.00

                                                 AS OF DECEMBER 31,          AS OF JUNE 30,
                                               -----------------------   -----------------------
                                                  1999         2000         2000         2001
                                               ----------   ----------   ----------   ----------
                                                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
BALANCE SHEET DATA:
Current assets...............................  $  485,986   $  710,981   $  411,193   $  552,893
Non-current assets...........................   5,589,697    6,022,785    6,185,885    5,553,515
Current liabilities..........................     933,625    1,154,335      968,258      853,035
Non-current liabilities (excludes minority
  interest)..................................   1,378,882    1,494,712    1,407,203    1,130,722
Minority interest............................       7,208       23,341        7,189       38,829
Mandatorily redeemable preferred stock.......      27,250       27,250       27,250       27,250
Book value per share(2)......................       27.29        25.79        27.66        21.60

---------------
(1) Adjusted net income for 1998 excludes $34.6 million, or $0.45 per share, of merger-related charges. Adjusted net income for 1999 excludes $25.3 million, or $0.32 per share, of income from gains on sales of McLeodUSA stock. Adjusted net income for 2000 excludes $204.0 million, or $2.58 per share, of non-cash income related to our adoption of Statement of Financial Accounting Standards No. 133 on July 1, 2000, and $15.7 million, or $0.20 per share, of income from gains on sales of McLeodUSA stock. Adjusted net income for the six months ended June 30, 2000 excludes $6.7 million, or $0.08 per share, of income from gains on sales of McLeodUSA stock. Adjusted net income for the six months ended June 30, 2001 excludes $7.0 million, or $0.09 per share, of non-cash valuation charges related to our exchangeable senior notes.

(2) Our investments in McLeodUSA are reported on our consolidated balance sheet at their estimated fair value in accordance with U.S. generally accepted accounting principles. As a result, the book value per share reflects net unrealized gains, adjusted for taxes, on those investments of $8.11 per share as of December 31, 1999, $4.01 per share as of December 31, 2000, $8.49 per share as of June 30, 2000 and $1.14 per share as of June 30, 2001.

                                  UNDERWRITING

     Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated, Banc of America Securities LLC, Legg Mason Wood Walker, Incorporated, Robert W. Baird & Co. Incorporated and Salomon Smith Barney Inc. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a purchase agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters severally and not jointly has agreed to purchase from us, the number of shares of common stock set forth opposite its name below.

                                                                NUMBER
                        UNDERWRITER                            OF SHARES
------------------------------------------------------------   ---------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................
Morgan Stanley & Co. Incorporated...........................
Banc of America Securities LLC..............................
Legg Mason Wood Walker, Incorporated........................
Robert W. Baird & Co. Incorporated..........................
Salomon Smith Barney Inc....................................
                                                               ---------
               Total........................................   8,500,000
                                                               =========

     The underwriters have agreed, subject to the terms and conditions contained in the purchase agreement, to purchase all of the shares of common stock sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the purchase agreement may be terminated.

     We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

     The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS

     The representatives have advised us that the underwriters propose initially to offer the shares of common stock to the public at the public offering price on the cover page of this prospectus supplement to certain dealers at that price
less a concession not in excess of $     per share. The underwriters may allow,
and the dealers may reallow, a discount not in excess of $     per share on
sales to other dealers. After the public offering, the public offering price, concession and discount may be changed.

     The following tables shows the public offering price, underwriting discount and proceeds before expenses to us. This information assumes either no exercise or full exercise by the underwriters of their overallotment option.

                                                   PER SHARE   WITHOUT OPTION   WITH OPTION
                                                   ---------   --------------   -----------
Public offering price............................      $             $               $
Underwriting discount............................      $             $               $
Proceeds, before expenses, to Alliant Energy
  Corporation....................................      $             $               $

     The expenses of this offering, not including the underwriting discount, are estimated at $425,000 and are payable by us.

OVERALLOTMENT OPTIONS

     We have granted an option to the underwriters to purchase up to 1,275,000 additional shares of common stock at the public offering price on the cover page of this prospectus supplement, less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus supplement solely to cover overallotments. If the underwriters exercise this option, each underwriter will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the table.

NO SALE OF SIMILAR SECURITIES

     We have agreed, with exceptions, not to sell or transfer any of our common stock for 90 days after the date of this prospectus supplement without first obtaining the written consent of the representatives. Specifically, we have agreed not to directly or indirectly:

     - Offer, pledge, sell or contract to sell any common stock;

     - Sell any option or contract to purchase any common stock;

     - Purchase any option or contract to sell any common stock;

     - Grant any option, right or warrant to sell any common stock;

     - Lend or otherwise dispose of or transfer any common stock;

     - Request or demand that we file a registration statement related to the common stock; or

     - Enter into swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

     This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock.

PRICE STABILIZATION AND SHORT POSITION

     Until the distribution of the common stock offered hereby is completed, Securities and Exchange Commission rules may limit the underwriters and selling group members from bidding for or purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

     If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover page of this prospectus supplement, the representatives may reduce that short position by purchasing common stock in the open market. The representatives may also elect to reduce any short position by exercising all or part of the overallotment option described above. Purchases of our common stock to stabilize or reduce a short position could cause the price of our common stock to be higher than it might be in the absence of such purchases.

     Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

OTHER RELATIONSHIPS

     Some of the underwriters or their affiliates have provided investment or commercial banking services to us in the past and are likely to do so in the future. They receive customary fees and commissions for these services.

PROSPECTUS

                               12,000,000 SHARES

                             [ALLIANT ENERGY LOGO]

                           ALLIANT ENERGY CORPORATION
                                  COMMON STOCK

                             ---------------------

     By this prospectus, we may offer from time to time up to 12,000,000 shares of our common stock. Our common stock is listed on the New York Stock Exchange under the symbol "LNT."

     When we offer common stock, we will provide you with a prospectus supplement describing the terms of the specific issue of common stock including the offering price.

                             ---------------------

     You should read this prospectus and the prospectus supplement relating to the specific issue of common stock carefully before you invest.

                             ---------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                             ---------------------

                The date of this prospectus is October 16, 2001.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
About This Prospectus.......................................   2
Alliant Energy Corporation..................................   3
Use of Proceeds.............................................   3
Price Range of Common Stock and Dividend Policy.............   4
Description of Common Stock.................................   5
Plan of Distribution........................................   7
Where You Can Find More Information.........................   7
Legal Matters...............................................   8
Experts.....................................................   8

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a "shelf" registration process. Under this shelf process, we may, from time to time, sell the shares of our common stock described in this prospectus in one or more offerings up to a total number of 12,000,000 shares. This prospectus provides you with a general description of the shares that we may offer. Each time we offer shares, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information." Unless we otherwise indicate or unless the context requires otherwise, all references in this prospectus to "we," "our," "us" or similar references mean Alliant Energy Corporation.

                           ALLIANT ENERGY CORPORATION

     We are a public utility holding company with a diversified portfolio of energy businesses. Our regulated public utility subsidiaries, Wisconsin Power and Light Company, IES Utilities Inc. and Interstate Power Company, are engaged principally in:

     - the generation, transmission, distribution and sale of electric energy;

     - the purchase, distribution, transportation and sale of natural gas; and

     - water and steam services in selected markets.

     The principal markets of our utility subsidiaries are located in Iowa, Wisconsin, Minnesota and Illinois.

     Through our subsidiary, Alliant Energy Resources, Inc., we manage a portfolio of companies involved in non-regulated businesses. These businesses include:

     - global partnerships to develop energy generation, delivery and infrastructure in growing international markets;

     - domestic companies that provide integrated services, including energy, environmental, engineering and transportation services;

     - Cargill-Alliant, LLC, our energy trading joint venture with Cargill Incorporated; and

     - other investments, including our oil and natural gas operations.

     Our principal executive offices are located at 222 West Washington Avenue, Madison, Wisconsin 53703, and our telephone number is (608) 252-3311.

                                USE OF PROCEEDS

     Unless otherwise specified in the applicable prospectus supplement, we will use the net proceeds from the sale of our common stock to make additional capital contributions to our subsidiaries or to repay our debt or the debt of our subsidiaries. Our subsidiaries may use these capital contributions for financing the development and construction of new generation, transmission and distribution facilities, funding additional working capital, financing capital expenditures, funding potential acquisitions and investments and other general corporate purposes. Until we use the net proceeds from the sale of common stock for these purposes, we may use the net proceeds for temporary investments.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     Our common stock is listed on the New York Stock Exchange under the symbol "LNT." The following table shows the high and low reported closing sale prices of the common stock on the New York Stock Exchange for the stated calendar quarter.

                                                                 PRICE OF
                                                               COMMON STOCK
                                                              ---------------
                                                               HIGH     LOW
                                                              ------   ------
2001
  First Quarter.............................................  $33.20   $28.75
  Second Quarter............................................   32.67    28.20
  Third Quarter.............................................   31.49    27.90
2000
  First Quarter.............................................  $37.75   $26.44
  Second Quarter............................................   31.88    25.75
  Third Quarter.............................................   31.25    26.13
  Fourth Quarter............................................   32.13    28.63
1999
  First Quarter.............................................  $32.38   $26.38
  Second Quarter............................................   30.88    26.50
  Third Quarter.............................................   30.06    26.75
  Fourth Quarter............................................   28.81    25.19

     In 1999, 2000 and the first two quarters of 2001, we paid quarterly cash dividends of $0.50 per share of our common stock.

     We currently intend to declare and pay dividends on a regular basis at the current rate. We have paid cash dividends every consecutive quarter for the past 56 years. However, the payment and amount of future dividends is at the discretion of our board of directors and will depend upon our future earnings, capital requirements, and general financial condition, general business conditions, the ability of our subsidiaries to pay dividends to us and other factors. Our primary source of funds for the payment of dividends to our shareowners is dividends our subsidiaries pay to us. Our utility subsidiaries each have dividend payment restrictions based on their respective bond indentures, the terms of their outstanding preferred stock and state regulatory limitations applicable to them.

                          DESCRIPTION OF COMMON STOCK

     Our articles of incorporation provide that we have authority to issue 200,000,000 shares of common stock. The Securities and Exchange Commission has authorized us under the Public Utility Holding Company Act of 1935 to issue the shares to be offered pursuant to this prospectus.

     The following summary of some provisions of our common stock is not complete. You should refer to our articles of incorporation and our rights agreement, which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and applicable law for more information.

Common Stock

     All of the issued and outstanding shares of our common stock are fully paid and nonassessable, and the shares of common stock being sold by us will, upon completion of the offering, be fully paid and nonassessable, except in each case for statutory liability under Section 180.0622(2)(b) of the Wisconsin Business Corporation Law for unpaid employee wages.

     Our common stock is entitled to such dividends as may be declared from time to time by our board of directors in accordance with applicable law. Our ability to pay dividends is dependent upon a number of factors, including the ability of our subsidiaries to pay dividends to us. Our utility subsidiaries each have restrictions on the payment of dividends on their common stock based on their respective bond indentures, the terms of their outstanding preferred stock and regulatory restrictions applicable to them.

     Only the holders of common stock will be entitled to vote for the election of members to our board of directors and on all other matters. Holders of our common stock are entitled to one vote per share of common stock held by them on all matters properly submitted to a vote of shareowners, subject to Section
180.1150 of the Wisconsin Business Corporation Law. See "-- Statutory Provisions." Shareowners have no cumulative voting rights, which means that the holders of shares entitled to exercise more than 50% of the voting power are able to elect all of the directors to be elected at any one meeting of shareowners. Our board of directors is divided into three classes, with staggered terms of three years each.

     All shares of common stock are entitled to participate equally in distributions in liquidation. Holders of common stock have no preemptive rights to subscribe for or purchase our shares. There are no conversion rights, sinking fund or redemption provisions applicable to our common stock. We do not have the authority to issue any shares of preferred stock.

     The transfer agent for our common stock is our subsidiary, Alliant Energy Corporate Services, Inc.

Common Share Purchase Rights

     We have entered into a rights agreement pursuant to which each outstanding share of our common stock, including those shares being sold by us pursuant to this prospectus, has attached a right to purchase one-half of one share of our common stock. Each share of our common stock subsequently issued by us prior to the expiration of the rights agreement will likewise have attached a right. Under circumstances described below, the rights will entitle the holder of the rights to purchase additional shares of our common stock. In this prospectus and any accompanying prospectus supplement, unless the context requires otherwise, all references to our common stock include the accompanying rights.

     Currently, the rights are not exercisable and trade with our common stock. If the rights become exercisable, each full right, unless held by a person or group that beneficially owns more than 15% of our outstanding common stock, will initially entitle the holder to purchase one half of one share of our common stock at a purchase price of $95 per full share, or $47.50 per half share, subject to adjustment. The rights will become exercisable only if a person or group has acquired, or announced an intention to acquire, 15% or more of our outstanding common stock. Under some circumstances, including the existence of a 15% acquiring party, each holder of a right, other than the acquiring party, will be entitled to purchase at the right's then-current exercise price, shares of our common stock having a market value of two times the exercise price. If another corporation acquires us after a party acquires 15% or more of our common stock, each holder of a right will be entitled to receive the acquiring corporation's common shares having a market value of two times the exercise price. The rights may be redeemed at a price of $0.001 until a party acquires 15% or more of our common stock and, after that time, may be exchanged for one share of our common stock per right until a party acquires 50% or more of our common stock. The rights expire on January 20, 2009, subject to extension. Under the rights agreement, our board of directors may reduce the thresholds applicable to the rights from 15% to not less than 10%. The rights do not have voting or dividend rights and, until they become exercisable, have no dilutive effect on our earnings.

Statutory Provisions

     Because we are a public utility holding company under the Public Utility Holding Company Act of 1935, the SEC must approve the acquisition of any of our securities or utility assets by a registered public utility holding company or any person who would, as a result of such acquisition, become an affiliate of two or more public utility companies.

     Section 180.1150 of the Wisconsin Business Corporation Law provides that the voting power of public Wisconsin corporations such as us held by any person or persons acting as a group in excess of 20% of our voting power is limited to 10% of the full voting power of those shares, unless full voting power of those shares has been restored pursuant to a vote of shareowners. Sections 180.1140 to
180.1144 of the Wisconsin Business Corporation Law contain some limitations and special voting provisions applicable to specified business combinations involving Wisconsin corporations such as us and a significant shareowner, unless the board of directors of the corporation approves the business combination or the shareowner's acquisition of shares before these shares are acquired.

     Similarly, Sections 180.1130 to 180.1133 of the Wisconsin Business Corporation Law contain special voting provisions applicable to some business combinations, unless specified minimum price and procedural requirements are met. Following commencement of a takeover offer, Section 180.1134 of the Wisconsin Business Corporation Law imposes special voting requirements on share repurchases effected at a premium to the market and on asset sales by the corporation, unless, as it relates to the potential sale of assets, the corporation has at least three independent directors and a majority of the independent directors vote not to have the provision apply to the corporation.

     Section 196.795(3) of the Wisconsin Statutes provides that no person may hold or acquire directly or indirectly more than 10% of the outstanding securities of a public utility holding company such as us without the approval of the Public Service Commission of Wisconsin.

                              PLAN OF DISTRIBUTION

     We may sell the common stock being offered hereby in one or more of the following ways from time to time:

     - to underwriters for resale to the public or to institutional investors;

     - directly to institutional investors;

     - directly to agents;

     - through agents to the public or to institutional investors; or

     - if indicated in the prospectus supplement, pursuant to delayed delivery contracts, by remarketing firms or by other means.

     The prospectus supplements will set forth the terms of the offering of common stock, including the name or names of any underwriters or agents, the purchase price of the common stock and the proceeds to us from the sale, any underwriting discounts or agency fees and other items constituting underwriters' or agents' compensation and any discounts or concessions allowed or reallowed or paid to dealers.

     If underwriters are utilized in the sale, the common stock will be acquired by the underwriters for their own account under an underwriting agreement that we will execute with the underwriters at the time an agreement for such sale is reached, and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or prices, which may be changed, or at market or varying prices determined at the time of sale.

     Unless otherwise set forth in a prospectus supplement, the obligations of the underwriters to purchase common stock will be subject to conditions precedent and the underwriters will be obligated to purchase all of the common stock if any is purchased.

     If a dealer is utilized in the sale of the common stock, we will sell the common stock to the dealer, as principal. The dealer may then resell the common stock to the public at varying prices to be determined by the dealer at the time of resale.

     Underwriters, agents and dealers may be entitled under agreements entered into with us to be indemnified by us against civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which the underwriters or agents may be required to make in respect thereof. Underwriters, agents and dealers may be customers of, engage in transactions with, or perform services for us and our subsidiaries and affiliates in the ordinary course of business.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. We have also filed a registration statement on Form S-3, including exhibits, under the Securities Act of 1933 with respect to the common stock offered by this prospectus. This prospectus is a part of the registration statement, but does not contain all of the information included in the registration statement or the exhibits. You may read and copy the registration statement and any other document which we file at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington D.C., and at regional SEC offices in Chicago, Illinois. You can call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You can also find our public filings with the SEC on the internet at a web site maintained by the SEC located at http://www.sec.gov.

     We are "incorporating by reference" specified documents that we file with the SEC, which means:

     - incorporated documents are considered part of this prospectus;

     - we are disclosing important information to you by referring you to those documents; and

     - information we file with the SEC will automatically update and supersede information contained in this prospectus.

     We incorporate by reference the documents we list below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the end of the offering of our common stock:

     - our Annual Report on Form 10-K for the year ended December 31, 2000;

     - our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001 and June 30, 2001;

     - our Current Report on Form 8-K, dated February 20, 2001 and filed February 20, 2001, as amended by our Current Report on Form 8-K/A, dated February 20, 2001 and filed March 1, 2001;

     - the description of our common stock contained in our Registration Statement on Form 8-B, dated April 1, 1988, and any amendment or report updating that description; and

     - the description of our common share purchase rights contained in our Registration Statement on Form 8-A, dated January 20, 1999, and any amendment or report updating that description.

     You may request a copy of any of these filings, at no cost, by writing to Edward M. Gleason, Vice President-Treasurer and Corporate Secretary, Alliant Energy Corporation, 222 West Washington Avenue, Madison, Wisconsin 53703, or by calling Mr. Gleason at (608) 252-3311.

                                 LEGAL MATTERS

     The validity of the shares of our common stock offered by this prospectus will be passed upon for us by Foley & Lardner, Milwaukee, Wisconsin. Some legal matters will be passed upon for the underwriters, dealers, purchasers or agents by Gibson, Dunn & Crutcher LLP, New York, New York.

                                    EXPERTS

     The audited financial statements and schedules incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

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                                8,500,000 SHARES

                             [ALLIANT ENERGY LOGO]

                           ALLIANT ENERGY CORPORATION

                                  COMMON STOCK

                       ----------------------------------

                             PROSPECTUS SUPPLEMENT
                       ----------------------------------

                              MERRILL LYNCH & CO.
                                 MORGAN STANLEY
                         BANC OF AMERICA SECURITIES LLC
                             LEGG MASON WOOD WALKER
                                  INCORPORATED

                             ROBERT W. BAIRD & CO.
                              SALOMON SMITH BARNEY

                                          , 2001

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